Exhibit 99.2

ENGLISH TRANSLATION. FOR REFERENCE ONLY.

THE ORIGINAL AGREEMENT EXECUTED IN CHINESE SHALL CONTROL.

THE FOURTH SUPPLEMENTAL AGREEMENT

TO

TRADEMARK LICENSE AGREEMENT

This Supplemental Agreement is entered into by and among the following three Parties:

Licensor:                                              Phoenix Satellite Television Trademark Limited

Licensee:                                             Beijing Tianying Jiuzhou Network Technology Co., Ltd.

Yifeng Lianhe (Beijing) Technology Co., Ltd.

WHEREAS:

1.                   The Licensor and the Licensee entered into the Trademark License Agreement on November 24, 2009 (the “Original Agreement”);

2.                   The Licensor and the Licensee entered into the Confirmation Letter of the Trademark License Agreement on April 12, 2011, which extended the term of the Original Agreement to March 27, 2016 (the “Confirmation Letter”).

3.                   The Licensor and the Licensee entered into the Second Supplemental Agreement to the Trademark License Agreement on March 24, 2016, which extended the term of the Original Agreement to May 27, 2016 (the “Second Supplemental Agreement”).

4.                   The Licensor and the Licensee entered into the Third Supplemental Agreement to the Trademark License Agreement on May 27, 2016 , which extended the term of the Original Agreement to October 8, 2017 (the “Third Supplemental Agreement”).

NOW THEREFORE, on the principle of equality and mutual benefit, the Parties agree as follows on the basis of the Original Agreement, as well as the contents supplemented and amended by the Confirmation Letter, the Second Supplemental Agreement and the Third Supplemental Agreement, through friendly negotiation:

1.                                      Agreement Term

The Licensor and the Licensee agree to extend the term of the Original Agreement (as amended by the Confirmation Letter, the Second Supplemental Agreement and the Third Supplemental Agreement) to December 8, 2017, or the date on which the Parties enter into a new trademark license agreement (whichever is earlier).

2.                                      The Licensee agrees to prepare any required documents and agreements in accordance with Phoenix TV Group’s trademark licensing policy. In the event that the Licensor and the Licensee fail to enter into a new trademark license agreement with Phoenix TV Group on or before December 8, 2017, the term of the Original Agreement will not be further extended.

3.                                      Any matters not provided for in this Supplemental Agreement shall be governed by the Original Agreement and the contents supplemented and amended by the Confirmation Letter, the Second Supplemental Agreement and the Third Supplemental Agreement.

4.                                      This Supplemental Agreement shall be an integral part of the Original Agreement, the Confirmation Letter, the Second Supplemental Agreement and the Third Supplemental Agreement, and shall have the same legal effect.

5.                                      This Supplemental Agreement shall be made in triplicate, and shall become effective once signed by, and affixed with the corporate seal of, each Party.

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[Signature Page]

Licensor: Phoenix Satellite Television Trademark Limited (Seal)

Authorized Representative: Ka Keung Yeung (Signature)

Date: September 29, 2017

Licensee:

Beijing Tianying Jiuzhou Network Technology Co., Ltd. (Seal)

Authorized Representative: Betty Yip Ho (Signature)

Date: September 29, 2017

Yifeng Lianhe (Beijing) Technology Co., Ltd. (Seal)

Authorized Representative: Betty Yip Ho (Signature)

Date: September 29, 2017